Mail Stop 4561

July 22, 2009

D. James Bidzos
Interim Chief Executive Officer
VeriSign, Inc.
487 East Middlefield Road
Mountain View, CA 94043

      Re: **VeriSign, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2008
                Filed March 3, 2009
                File No. 000-23593

Dear Mr. Bidzos:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Valuation of Goodwill and Other Long-Lived Assets, page 54

1.   We note you have incurred goodwill impairment charges in each of your last two fiscal years. Please tell us what consideration you gave to providing additional

quantitative and qualitative disclosure of the sensitivity of your goodwill valuation to changes in your methodologies or assumptions, such as whether your valuation methodologies are particularly sensitive to any of your assumptions or whether a hypothetical change of XX% in the fair value of any of your reporting units would result in additional goodwill impairment. See Section V of SEC Release 33-8350.

Results of Operations

Internet Infrastructure and Identity Services (3IS), page 57

2.   We note you provide a separate discussion of changes in naming services revenues, SSL certificate services revenues, and IAS revenues; however, you do not appear to quantify total revenue for each revenue stream. Please tell us what consideration you gave to quantifying such amounts within MD&A as well as disclosing this information in the footnotes to your financial statements pursuant to paragraph 37 of SFAS 131.

Item 8. Financial Statements and Supplementary Data

Note 14. Income Taxes, page 139

3.   We note that you are currently under examination by "numerous state taxing jurisdictions" and that you are not currently under examination by "significant international jurisdictions." However, you do not appear to have provided a description of tax years that remain subject to examination by such jurisdictions. Please tell us how you considered the disclosure requirements of paragraph 21(e) of FIN 48.

Item 9A. Controls and Procedures

General

4.   In light of the errors identified by management during the fiscal year ended December 31, 2008 that required adjustments to prior periods due to materiality considerations, please explain how management determined that your disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2008. As part of your response, please tell us how you evaluated whether there was a *reasonable possibility* that a material misstatement would not be prevented or detected on a timely basis. See paragraph A7 of PCAOB Auditing Standard No. 5.

Item 15. Exhibits and Financial Statement Schedules, page 81

5.   We note that the allowance for doubtful accounts appears to have decreased
        significantly at December 31, 2008 as compared to the prior year; however, we
        are unable to locate a description of the activity in this account for fiscal 2008 in
        the consolidated financial statements or footnotes. In this regard, please tell us
        how you considered Rule 5-04(a)(2) of Regulation S-X.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing, you may wish to provide us with marked copies of any amendment to expedite our
review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, Mark Shannon, Staff Accountant, at (202) 551-3299, or me at (202) 551-3406 if you have questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief